Filed by iXL Enterprises, Inc.
              Pursuant to Rule 165 and Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities
                                                            Exchange Act of 1934

                                            Subject Company:  Scient Corporation
                                                   Commission File No. 000-25893




SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This filing contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or iXL Enterprises' or Scient Corporation's future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "could", "should," "expects," "plans," "anticipates," "believes," "estimates," "projects", "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements include, but are not limited to, statements regarding: the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company. These statements involve known and unknown risks, uncertainties and other factors that may cause iXL Enterprises' or Scient Corporation's or their industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the inability to obtain, or meet conditions imposed for approvals for the business combination, failure of the iXL Enterprises or Scient Corporation stockholders to approve the mergers, the risk that the iXL Enterprises and Scient Corporation's businesses will not be coordinated and integrated successfully, and disruption from the merger making it more difficult to maintain relationships with clients, lenders, employees, suppliers or other constituents. For a detailed discussion of additional factors that could cause iXL Enterprises' or Scient Corporation's results to differ materially from those described in the forward-looking statements, please refer to iXL Enterprises' and Scient Corporation's filings with the Securities and Exchange Commission, especially the sections titled "Special Note Regarding Forward-Looking Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk Factors" in iXL Enterprises' 2000 Annual Report on Form 10-K and "Special Note Regarding Forward-Looking Statements" and "Business -- Risk Factors" in Scient Corporation's 2000 Annual Report on Form 10-K. These factors may cause iXL Enterprises' or Scient Corporation's actual results to differ materially from any forward-looking statement.

ADDITIONAL INFORMATION

In connection with these transactions, iXL Enterprises and Scient Corporation have filed a joint proxy statement/prospectus and other relevant documents with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the joint proxy statement/prospectus carefully and in its entirety because it contains important information. You can obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by iXL Enterprises free of charge by requesting them in writing from iXL Enterprises, 1600 Peachtree St., NW, Atlanta, GA 30309,
Attention: Michael J. Casey, or by telephone at 404-279-1000. You may obtain documents filed with the SEC by Scient Corp. free of charge by requesting them in writing from Scient Corporation, 860 Broadway, New York, NY 10003, Attention:
Michael Hand, or by telephone at 917-534-8200.


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iXL Enterprises and Scient Corporation, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of iXL Enterprises and Scient Corporation in connection with the mergers. Information about the directors and executive officers of iXL Enterprises and their ownership of iXL Enterprises stock is set forth in the proxy statement for iXL Enterprises' 2000 annual meeting of stockholders. Information about the directors and executive officers of Scient Corporation and their ownership of Scient Corporation stock is set forth in the proxy statement for Scient Corporation's 2001 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.

Investors are urged to read the joint proxy statement/prospectus carefully and in its entirety before making any voting or investment decisions.

RECENT DEVELOPMENTS
-------------------

In a recently granted interview with the Atlanta Business Chronicle, Bert Ellis, Chairman of iXL Enterprises, Inc., indicated that after consummation of the pending merger of iXL with Scient Corporation, the possibility that he would cease service as an executive officer of the newly combined company after it has streamlined operations and reduced costs, "is not out of the question." Mr. Ellis, who is to become the Vice Chairman of the combined company, stated the following: "A company can't be top heavy. If I have to fire myself I will. If I get to a point where my function can be done as an active board member and not an executive, so be it."